EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter 2025 Financial Results

VANCOUVER, British Columbia, May 13, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the first quarter ended March 31, 2025, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“We continue to make significant strides in transforming Westport and sharpening our strategic focus. Our priorities remain clear: driving success through Cespira, our HPDI joint venture with Volvo Group; pursuing operational excellence through initiatives to streamline processes and reduce costs; and positioning Westport at the forefront of the alternative fuel shift.

These priorities are guiding us as we work towards a brighter future. We're seeing the impact of our efforts in our recent results – we significantly improved our net loss to $2.5 million in Q1 of 2025 from a net loss of $13.6 million in Q1 of 2024. This was supported by a $3.5 million increase in gross profit and an $8.1 million decrease in operating expenses. We also reported a substantial improvement in adjusted EBITDA as compared to the same period of the prior year.

Looking to the future, with the announcement of the proposed sale of our light-duty business, Westport is realigning to focus on the hard-to-decarbonize applications primarily in long-haul and heavy-duty trucking where our unique HPDI and high-pressure technologies offer significant growth potential. Critically, this transaction is designed to provide immediate cash proceeds that bolster our balance sheet and fund growth opportunities in Cespira and the High-Pressure Controls & Systems business.

Now, the conversation has changed. Our attendance at the Advanced Clean Transportation Expo or ACT Expo, the largest showcase of clean transportation technologies in North America, validated our view that the market recognizes that the internal combustion engine utilizing alternative fuels is an affordable solution that also decarbonizes long-haul, heavy-duty transport. Westport is the clean-tech innovation company to help drive this change. Through Cespira, the HPDI fuel system does the on-engine work to our High Pressure Controls and Systems business where our components do the off-engine work we are providing OEMs with simplified solutions to decarbonize.

Volvo recently highlighted that demand for their gas-powered trucks that utilize HPDI technology has been increasing, with sales up more than 25% in 2024, a trend that we saw continue into Q1 with Cespira delivering improved revenue driven by increased volumes as compared to Q1 of 2024. While we remain focused on scaling our alternative fuel solutions, including LNG, CNG, RNG, and hydrogen systems, we are matching the cleanest gaseous fuels with the most efficient engine technologies. We are committed to delivering practical, commercially viable low-carbon solutions today and providing sustainable, high-performance solutions that help our customers achieve their goals now and for years to come."

Dan Sceli, Chief Executive Officer

Q1 2025 Highlights

  Revenues decreased 9% to $71.0 million compared to the same period in 2024, primarily driven by decreased sales volumes in our Heavy-Duty OEM and High-Pressure Controls & Systems segments. This was partially offset by increased sales in our Light-Duty segment in the quarter. In Q1 2024, our Heavy-Duty OEM segment included the financial results of the HPDI business which are now accounted for as part of the Cespira joint venture.
  Net loss of $2.5 million for the quarter compared to net loss of $13.6 million for the same quarter last year. The decrease in net loss was driven by a $3.5 million increase in gross profit, decrease in operating expenditures by $8.1 million; change in foreign exchange gain or loss by $2.3 million and an increase in loss from investments accounted for by the equity method of $3.8 million.
  Adjusted EBITDA[1] of nil  compared to negative $6.6 million for the same period in 2024.
  Cash and cash equivalents were $32.6 million at the end of the first quarter. Cash used in operating activities during the quarter was $4.9 million with net cash used by working capital of $8.1 million, partially offset by operating income of $1.7 million. Investing activities included the collection of $10.5 million in a holdback receivable related to our previous sale of CWI to Cummins in 2022, capital contribution into Cespira of $4.7 million and purchase of capital assets of $3.1 million. Cash used in financing activities was attributed to net debt repayments of $3.9 million in the quarter.

[1] Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

Consolidated Results			Over /
($ in millions, except per share amounts)			(Under)
	1Q25	1Q24%
Revenue	$71.0	$77.6	(9)%
Gross Profit(2)	15.2	11.7	30%
Gross Margin(2)	21%	15%
Income (loss) from Investments Accounted for by the Equity Method(1)	(3.8)	—	(100)%
Net Loss	(2.5)	(13.6)	82%
Net Loss per Share - Basic	(0.14)	(0.79)	82%
Net Loss per Share - Diluted	(0.14)	(0.79)	82%
EBITDA (2)	(0.1)	(9.2)	99%
Adjusted EBITDA (2)	—	(6.6)	100%

(1) This includes income or loss primarily from our investments in Cespira and Minda Westport Technologies Limited
(2) Gross margins, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

Light-Duty

Revenue for the three months ended March 31, 2025 was $64.2 million compared with $63.3 million for the three months ended March 31, 2024. Light-Duty revenue increased by $0.9 million compared to the prior year and was primarily driven by increase in sales in our light-duty OEM and DOEM businesses. The light-duty OEM business had an increase in sales from its Euro 6 program compared to the prior year. In the first quarter of 2024, DOEM had a significant decrease in sales to a customer. This was partially offset by lower sales in our IAM, electronics and fuel storage businesses compared to the prior year.

Gross profit for the three months ended March 31, 2025 increased by $1.6 million to $14.0 million, or 22% of revenue, compared to $12.4 million, or 20% of revenue, for the same prior year period. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions.

High Pressure Controls & Systems

Revenue for the three months ended March 31, 2025 was $1.4 million compared with $2.4 million for the three months ended March 31, 2024. The decrease in revenue for the three months ended March 31, 2025 compared to the prior year was primarily driven by the hydrogen industry slowdown impacting demand for hydrogen components.

Gross profit for the three months ended March 31, 2025 decreased by $0.2 million to $0.2 million, or 14% of revenue, compared to $0.4 million, or 17% of revenue, for the same prior year period. This was primarily driven by lower sales volumes increasing the per unit manufacturing costs in the quarter.

Heavy-Duty Original Equipment Manufacturer ("OEM")

Revenue for the three months ended March 31, 2025 was $5.4 million, compared to $11.9 million for the prior year. The decrease in revenue for the three months ended March 31, 2025 is a result of the continuation of the business in Cespira. The revenue earned in the current quarter was from our services provided under the transitional service agreement with Cespira that is expected to end by Q2 2026.

Gross profit for the three months ended March 31, 2025 increased by $2.1 million to $1.0 million, or 19% of revenue, compared to negative $1.1 million or negative 9% of revenue, for the same prior year period. The Heavy-Duty OEM segment received $0.9million in credits from component suppliers for inventory sold in the quarter.

Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose certain Cespira's financial information in notes 7 and 17 of our interim financial statements for the three months ended March 31, 2025.

The following table sets forth a summary of the financial results of Cespira for the three months ended March 31, 2025 .

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2025	2024	$	%
Total revenue	$16.7	$—	$16.7	—%
Gross profit	$0.5	$—	$0.5	—%
Gross margin[1]	3%	—%
Operating loss	$(7.1)	$—	$(7.1)	—%
Net loss attributable to the Company	$(3.9)	$—	$(3.9)	—%

1Gross margin is non-GAAP financial measure. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Revenue

Cespira revenues for the three months ended March 31, 2025 were $16.7 million. In the prior year, the Heavy-Duty OEM segment, which included our HPDI business, had revenues of $11.9 million. This was primarily driven by an increase in HPDI fuel systems sold in the period.

Gross Profit

Gross profit was $0.5 million for the three months ended March 31, 2025. In the prior year, the Heavy-Duty OEM segment had negative $1.1 million in gross profit primarily driven by the increase in sales volumes compared to the prior year and reductions in manufacturing cost.

Operating loss

Cespira incurred operating losses of $7.1 million for the three months ended March 31, 2025. Cespira continues to incur operating losses as it scales its operations and expand into other markets.

Q1 2025 Conference Call
Westport has scheduled a conference call for May 14, 2025, at 7:00 am Pacific Time (10:00 pm Eastern Time) to discuss these results. To access the conference call please register at
https://register-conf.media-server.com/register/BI73bcac200e5f4652873668cf803d72ed

The live webcast of the conference call can be accessed through the Westport website at
https://investors.wfsinc.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.wfsinc.com.

Financial Statements and Management's Discussion and Analysis

To view Westport financials for the first quarter ended March 31st, 2025, please visit https://investors.wfsinc.com/financials/

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2024 and beyond, including the demand for our products, and the future success of our business and technology strategies. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas and hydrogen, new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles,fuel emission standards, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of the Russia-Ukraine conflict, supply chain disruptions as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and Non-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westports' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS" within this press release.

	Three months ended March 31, 2025
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$64.2	$1.4	$5.4	$16.7	$87.7
Cost of revenue	50.2	1.2	4.4	16.2	72.0
Gross profit	14.0	0.2	1.0	0.5	15.7
Operating expenses:
Research & development	3.0	1.0	0.1	3.1	7.2
General & administrative	4.1	0.3	0.1	2.7	7.2
Sales & marketing	2.3	0.1	—	0.3	2.7
Depreciation & amortization	0.7	0.1	—	0.7	1.5
	10.1	1.5	0.2	6.8	18.6
Equity income (note 8)	0.1	—	—	—	0.1
Add back: Depreciation & amortization	1.9	0.1	—	1.6	3.6
Segment EBITDA	$5.9	$(1.2)	$0.8	$(4.7)	$0.8

	Three months ended March 31, 2024
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$63.3	$2.4	$11.9	$77.6
Cost of revenue	50.9	2.0	13.0	65.9
Gross profit	12.4	0.4	(1.1)	11.7
Operating expenses:
Research & development	3.6	1.3	2.8	7.7
General & administrative	3.7	0.2	1.8	5.7
Sales & marketing	2.1	0.2	0.5	2.8
Depreciation & amortization	0.6	0.1	0.1	0.8
	10.0	1.8	5.2	17.0
Equity income	—	—	—	—
Add back: Depreciation & amortization	1.5	0.1	1.4	3.0
Segment EBITDA	$3.9	$(1.3)	$(4.9)	$(2.3)

Gross Profit
(expressed in millions of U.S. dollars)	1Q25	1Q24
Three months ended
Revenue	$71.0	$77.6
Less: Cost of revenue	55.8	65.9
Gross profit	15.2	11.7
Gross margin %	21.4%	15.1%

	Three months ended March 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$87.7	$16.7	$—	$71.0
Cost of revenue	72.0	16.2	—	55.8
Gross profit	15.7	0.5	—	15.2
Operating expenses:
Research & development	7.2	3.1	—	4.1
General & administrative	7.2	2.7	1.9	6.4
Sales & marketing	2.7	0.3	0.3	2.7
Depreciation & amortization	1.5	0.7	—	0.8
	18.6	6.8	2.2	14.0
Equity income (loss)	0.1	—	(3.9)	(3.8)

	Three months ended March 31, 2024
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$77.6	$—	$77.6
Cost of revenue	65.9	—	65.9
Gross profit	11.7	—	11.7
Operating expenses:
Research & development	7.7	—	7.7
General & administrative	5.7	4.7	10.4
Sales & marketing	2.8	0.4	3.2
Depreciation & amortization	0.8	0.2	1.0
	17.0	5.3	22.3
Equity income	—	—	—

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,
	2025	2024
Total Segment EBITDA	$0.8	$(2.3)
Adjustments:
Depreciation & amortization	2.0	3.0
Cespira's Segment EBITDA	(4.7)	—
Cespira's equity loss	3.9	—
Corporate and unallocated operating expenses	2.2	5.3
Foreign exchange loss	(0.5)	1.8
Interest on long-term debt and accretion of royalty payable	0.7	0.8
Interest and other income, net of bank charges	(0.9)	(0.3)
Loss before income taxes	$(1.9)	$(12.9)

EBITDA and Adjusted EBITDA
(expressed in millions of U.S. dollars)	1Q25	1Q24
Three months ended
Loss before income taxes	$(1.9)	$(12.9)
Interest expense (income), net	(0.2)	0.5
Depreciation and amortization	2.0	3.2
EBITDA	(0.1)	(9.2)
Stock based compensation (recovery)	0.3	0.3
Unrealized foreign exchange (gain) loss	(0.5)	1.8
Severance costs	—	0.5
Restructuring costs	0.3	—
Adjusted EBITDA	$—	$(6.6)

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) March 31, 2025 and December 31, 2024

	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$32,637	$37,646
Accounts receivable	66,634	73,054
Inventories	63,214	53,526
Prepaid expenses	6,551	5,660
Total current assets	169,036	169,886
Long-term investments	40,052	39,732
Property, plant and equipment	45,314	41,956
Operating lease right-of-use assets	19,249	19,019
Intangible assets	5,174	5,277
Deferred income tax assets	10,261	9,695
Goodwill	2,996	2,876
Other long-term assets	3,163	3,180
Total assets	$295,245	$291,621
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$93,127	$88,123
Current portion of operating lease liabilities	2,750	2,624
Current portion of long-term debt	13,225	14,660
Current portion of warranty liability	4,013	3,861
Total current liabilities	113,115	109,268
Long-term operating lease liabilities	16,560	16,433
Long-term debt	17,915	19,067
Warranty liability	1,603	1,456
Deferred income tax liabilities	4,063	4,029
Other long-term liabilities	4,391	4,343
Total liabilities	157,647	154,596
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,326,732 (2024 - 17,282,934) common shares issued and outstanding	1,246,408	1,245,805
Other equity instruments	9,081	9,472
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,098,726)	(1,096,275)
Accumulated other comprehensive loss	(30,681)	(33,493)
Total shareholders' equity	137,598	137,025
Total liabilities and shareholders' equity	$295,245	$291,621

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2025 and 2024

	Three months ended March 31,
	2025	2024
Revenue	$70,955	$77,574
Cost of revenue	55,730	65,851
Gross profit	15,225	11,723
Operating expenses:
Research and development	4,052	7,693
General and administrative	6,397	10,353
Sales and marketing	2,758	3,287
Foreign exchange (gain) loss	(456)	1,820
Depreciation and amortization	740	1,043
	13,491	24,196
Income (loss) from operations	1,734	(12,473)

Income (loss) from investments accounted for by the equity method	(3,799)	31
Interest on long-term debt	(676)	(812)
Interest and other income, net of bank charges	869	341
Loss before income taxes	(1,872)	(12,913)
Income tax expense	579	735
Net loss for the period	(2,451)	(13,648)
Other comprehensive income (loss):
Cumulative translation adjustment	3,641	(430)
Ownership share of equity method investments' other comprehensive loss	(829)	—
	2,812	(430)
Comprehensive income (loss)	$361	$(14,078)

Loss per share:
Net loss per share - basic and diluted	$(0.14)	(0.79)
Weighted average common shares outstanding:
Basic and diluted	17,322,681	17,220,540

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three months ended March 31, 2025 and 2024

	Three months ended March 31,
	2025	2024
Operating activities:
Net loss for the period	$(2,451)	$(13,648)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,930	3,247
Stock-based compensation expense	212	331
Unrealized foreign exchange (gain) loss	(456)	1,820
Deferred income tax (recovery)	(33)	(40)
Loss (income) from investments accounted for by the equity method	3,799	(31)
Interest on long-term debt	22	22
Change in inventory write-downs	223	413
Change in bad debt expense	(33)	(121)
Other	—	(248)
Changes in operating assets and liabilities:
Accounts receivable	(2,072)	12,526
Inventories	(7,502)	(7,434)
Prepaid expenses	(415)	(400)
Accounts payable and accrued liabilities	2,840	4,725
Warranty liability	(963)	(1,020)
Net cash provided by (used in) operating activities	(4,899)	142
Investing activities:
Purchase of property, plant and equipment	(3,142)	(4,893)
Proceeds on sale of assets	82	135
Proceeds from holdback receivable	10,450	—
Capital contributions to investments accounted for by the equity method (note 7)	(4,686)	—
Net cash used in investing activities	2,704	(4,758)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(3,918)	(17,689)
Drawings on operating lines of credit and long-term facilities	—	11,848
Net cash used in financing activities	(3,918)	(5,841)
Effect of foreign exchange on cash and cash equivalents	1,104	(494)
Net decrease in cash and cash equivalents	(5,009)	(10,951)
Cash and cash equivalents, beginning of period (including restricted cash)	37,646	54,853
Cash and cash equivalents, end of period (including restricted cash)	$32,637	$43,902